Management’S Responsibility for the Financial Statements

The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfill this responsibility, the company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate, and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.

Deloitte & Touche LLP, the independent auditors appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report as auditors is set out below.

The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management responsibilities and is responsible for reviewing and approving the financial statements.

Richard B. Clark	Craig J. Laurie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
February 9, 2005

Auditors’ Report

To the Shareholders,

We have audited the consolidated balance sheets of Brookfield Properties Corporation as at December 31, 2004 and 2003 and the consolidated statements of income, retained earnings and cashflow for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cashflows for the years then ended in accordance with Canadian generally accepted accounting principles.

The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion.

Toronto, Canada February 9, 2005
Chartered Accountants

Consolidated Balance Sheet

December 31 (US Millions)	Note	2004	2003

Assets
Commercial properties	4	$6,693	$6,297
Development properties	5	716	684
Receivables and other	6	685	717
Marketable securities	7	285	267
Cash and cash equivalents		112	132

		$8,491	$8,097

Liabilities
Commercial property debt	8	$4,550	$4,537
Accounts payable and other liabilities	9	591	545
Future income tax liability	10	96	18
Shareholders’ interests
Minority interests of others in properties	11	53	81
Preferred shares
Subsidiaries	12	320	415
Corporate	12	854	586
Common shares	13	2,027	1,915

		$8,491	$8,097

See accompanying notes to the consolidated financial statements

On behalf of the Board,

Gordon E. Arnell	Richard B. Clark
Chairman	President and Chief Executive Officer

Consolidated Statement of Income

December 31 (US Millions, except per share amounts)	Note	2004	2003

Total revenue and gains	15	$1,442	$1,363

Net operating income
Commercial property operations	15
Operating income from properties		$683	$597
Lease termination income and gains		60	100

Total commercial property operations		743	697

Development and residential operations	15	42	31
Interest and other		47	62

		832	790

Expenses
Interest		270	265
Administrative and development		41	44
Minority interests of others in properties		20	21

Income before undernoted		501	460

Depreciation and amortization		143	79
Taxes and other non-cash items	10	116	102

Net income		$242	$279

Net income per share	13
Basic		$1.29	$1.64
Diluted		$1.28	$1.63

Net income per share — after giving effect to stock dividend	13
Basic		$0.86	$1.09
Diluted		$0.85	$1.08

See accompanying notes to the consolidated financial statements

Consolidated Statement of Retained Earnings

December 31 (US Millions)	Note	2004	2003

Retained earnings — beginning of year		$797	$630
Net income		242	279
Shareholder distributions
Preferred shares dividends		(41)	(20)
Common share dividends		(96)	(79)
Amount paid in excess of the book value of common shares purchased for cancellation		(35)	(13)

Retained earnings — end of year	13	$867	$797

Consolidated Statement of Cashflow

December 31 (US Millions)	Note	2004	2003

Operating activities
Net income		$242	$279
Depreciation and amortization		143	79
Taxes and other non-cash items		116	102

		501	460

Property disposition gains		—	(100)
Commercial property tenant improvements		(82)	(26)
Other		58	—

Cashflow provided from operating activities		477	334

Financing activities and capital distributions
Commercial property debt arranged		452	735
Commercial property debt repayments		(626)	(727)
Subordinated note receivable		—	98
Other advances		(8)	(99)
Common shares issued		10	8
Common shares of Brookfield repurchased		(43)	(106)
Preferred shares issued, net		261	408
Preferred shares redeemed		—	(74)
Cashflow distributed to other shareholders of subsidiaries		(163)	(15)
Preferred share dividends		(41)	(20)
Common share dividends		(96)	(79)

Cashflow (used in) provided from financing activities and capital distributions		(254)	129

Investing activities
Marketable securities		(18)	(267)
Acquisitions of real estate, net	18	(207)	(172)
Dispositions of real estate, net	18	63	222
Development and redevelopment investments		(55)	(174)
Capital expenditures		(26)	(16)

Cashflow used in investing activities		(243)	(407)

(Decrease) increase in cash resources		(20)	56
Opening cash and cash equivalents		132	76

Closing cash and cash equivalents		$112	$132

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

(a)	General

The consolidated financial statements of Brookfield Properties Corporation (the “company”) are prepared in accordance with generally accepted accounting principles as prescribed by the Canadian Institute of Chartered Accountants (“CICA”).

(b)	Principles of consolidation

The consolidated financial statements include:

(i)	the accounts of all subsidiaries of the company including its wholly-owned operations, as well as BPO Properties Ltd. (“BPO Properties”) and Brookfield Financial Properties L.P. (“Brookfield Financial Properties”); and

(ii)	the accounts of all subsidiaries’ incorporated and unincorporated joint ventures and partnerships to the extent of the company’s proportionate interest in their respective assets, liabilities, revenue and expenses.

The company’s ownership interests in operating entities which are not wholly owned are as follows:

(i)	Brookfield Financial Properties L.P.: The company owns a 99.4% limited partnership interest and general partnership interest in Brookfield Financial Properties L.P.

(ii)	BPO Properties Ltd.: The company owns 89% on an equity basis and 54.3% on a voting basis of the common shares of BPO Properties Ltd.

(c)	Properties

(i)	Commercial properties

Commercial properties held for investment are carried at cost less accumulated depreciation. Upon acquisition, the company allocates the purchase price to the components of the commercial properties acquired: the amount allocated to land is based on its estimated fair value; buildings and existing tenant improvements are recorded at depreciated replacement cost; above and below market in-place leases are determined based on the present value of the difference between the rents payable under the terms of the respective leases and estimated market rents; lease origination costs for in-place leases are determined based on the estimated costs that would be incurred to put the existing leases in place under the same terms and conditions; and tenant relationships are measured based on the present value of the estimated avoided costs if a tenant were to renew its lease at expiry, discounted by the probability of such renewal.

Depreciation on buildings is provided during the year ended December 31, 2004 on a straight-line basis and on the sinking fund basis in previous years, in each case over the useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to each rental property’s carried value, remaining estimated useful life and residual value. Acquired tenant improvements, above and below market in-place leases and lease origination costs are amortized over the remaining terms of the related in-place leases. The value associated with tenant relationships is amortized over the expected term of the relationships. All other tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.

For commercial properties, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cash flow. Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(ii)	Development properties

Commercial properties under development consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures. For development properties, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cashflow. Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

Development land is held for residential development and is recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

(d) Capitalized costs

Costs capitalized to commercial and residential properties which are under development and other properties held for sale include all expenditures incurred in connection with the acquisition, development, construction and initial predetermined leasing period. These expenditures consist of all direct costs, interest and certain administrative expenses. Administrative costs are those directly attributable to development projects and include salaries and benefits of employees directly associated with the development projects, such as architects, engineers, designers and development project managers. Ancillary income relating specifically to such properties during the development period is treated as a reduction of costs.

(e) Stock-based compensation

The company accounts for stock options using the fair value method. Under this method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using the Black-Scholes option pricing model and recognized over the vesting period.

(f) Revenue recognition

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cashflow after debt servicing, or the expiration of a reasonable period of time following substantial completion, subject to the time limitation determined when the project is approved. Prior to this, the property is categorized as a rental property under development, and related revenue is applied to reduce development costs.

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a receivable is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and Canadian large corporation taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from the sale of land and other properties is recorded when the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are classified as commercial properties or included in residential inventory assets, unless they meet the criteria for treatment as discontinued operations.

(g) Income taxes

The company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are calculated based on: (i) the temporary differences between the carrying values and the tax bases of assets and liabilities, and (ii) unused income tax losses, measured using substantively enacted income tax rates and laws that are expected to apply in the future as temporary differences reverse and income tax losses are used.

(h) Reporting currency and foreign currency translation

The consolidated financial statements have been presented in US dollars as the company’s principal investments and cashflow are influenced primarily by the US dollar. Assets and liabilities denominated in foreign currencies are translated into US dollars at the rate in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate in effect for the period presented. The company’s operations in Canada are self-sustaining in nature and as such, cumulative gains and losses arising from the consolidation of the assets and liabilities of these operations are recorded as a separate component of shareholders’ equity.

All amounts expressed in the financial statements are in millions of US dollars unless otherwise noted.

(i) Marketable securities

Marketable securities are carried at the lower of amortized cost and their estimated net realizable value. During periods where the “fair value” or the “quoted market value” may be less than cost, the company reviews the relevant security to determine if it will recover its carrying value within a reasonable period of time and adjusts it, if necessary. This policy considers the company’s intent to hold an investment through periods when quoted market values may not fully reflect the underlying value of that investment. The company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio.

In determining fair values, quoted market prices are generally used when available and, when not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.

(j) Use of estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of future cash flows and probabilities in assessing net recoverable amounts and net realizable value, the allocation of the purchase price to components of commercial properties acquired, depreciation and amortization, the company’s ability to utilize tax losses, hedge effectiveness, and fair value for disclosure purposes.

(k) Derivative financial instruments

The company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that the hedge will be effective. Realized and unrealized gains and losses on forward exchange contracts designated as hedges of currency risks are included in the cumulative translation account when the currency risk being hedged relates to a net investment in a self-sustaining subsidiary. Otherwise, realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability or anticipated transaction affects income.

Financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income as a component of interest and other income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.

(l) Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

NOTE 2: CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the company adopted CICA Handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with Canadian GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. In particular, this section requires the company to record income arising from tenant leases and depreciation on buildings on a straight-line basis. Adoption of this section resulted in recognition of additional straight-line rental revenue of $22 million and additional depreciation of $58 million before any tax effects for the year ended December 31, 2004. Previously, the company recorded rental revenue as it was contractually due and payable, and recorded depreciation on buildings using the sinking fund method.

Effective January 1, 2004, the company adopted CICA Handbook section 3063, “Impairment of Long-Lived Assets.” The section provides that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value. The adoption of section 3063 did not have a significant impact on the company’s consolidated financial statements. Previously, the impairment was measured as the excess of the carrying value over the sum of the total undiscounted cash flows.

Effective January 1, 2004, the company adopted CICA Handbook section 3110, “Asset Retirement Obligations.” The section addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset. The adoption of section 3110 did not have a significant impact on the company’s consolidated financial statements.

Effective January 1, 2004, the company adopted Accounting Guideline 13, “Hedging Relationships,” (“AcG 13”), a new accounting guideline issued by the Accounting Standards Board (AcSB) of the CICA addressing identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. Under AcG 13, hedge designation of derivative financial instruments is only allowed if, both at the inception of the hedge and throughout the hedge period, the changes in the fair value or cash flows of the derivative instruments are expected to substantially offset the fair value or cash flows of the underlying asset, liability or anticipated transaction. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

The company has adopted CICA Emerging Issue Committee Abstract 140, “Accounting for Operating Leases Acquired in Either an Asset Acquisition or Business Combination,” (“EIC 140”), issued in September 2003. EIC 140 requires that when a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market leases and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms. The adoption of EIC 140 did not have a significant impact on the company’s consolidated financial statements.

NOTE 3: FUTURE ACCOUNTING POLICY CHANGES

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”), which is effective for the company’s 2005 fiscal year and provides guidance for applying the principles in section 1590, “Subsidiaries,” to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as Special Purpose Entities (SPEs), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to relieve expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of a VIE’s expected losses and/or expected residual returns. The adoption of AcG 15 will not have a material impact on the consolidated financial statements.

In November 2003, CICA Handbook Section 3860, “Financial Instruments — Disclosure and Presentation,” effective for the company’s 2005 fiscal year, was amended to require that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability. The amendments to Section 3860 are effective for fiscal years beginning on or after November 1, 2004, and the company intends to apply these provisions retroactively, with restatement of prior years presented. It is expected that this will require the reclassification to liabilities of certain of the company’s preferred shares and securities that are currently included in equity and the recording of interest expense determined based on the effective financing rate associated with these instruments.

NOTE 4: COMMERCIAL PROPERTIES

A breakdown of commercial properties is as follows:

(Millions)	2004	2003

Commercial properties	$7,272	$6,748
Less: Accumulated depreciation	(579)	(451)

Total	$6,693	$6,297

(a) Commercial properties, carried at a net book value of approximately $2,400 million (2003 — $2,380 million), are situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million annually for the next five years and $973 million in total on an undiscounted basis.

(b) Construction costs of $15 million (2003 — $7 million), interest costs of nil (2003 — nil) and general and administrative expenses of nil (2003 — nil) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2004.

(c) The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures and partnerships, reflected in the company’s commercial and development properties:

(Millions)	2004	2003

Assets	$2,173	$2,164
Liabilities	1,254	1,267
Operating revenues	363	296
Operating expenses	141	120
Net income	110	87
Cashflow provided from operating activities	146	132
Cashflow provided from financing activities	—	21
Cashflow provided from (used in) investing activities	25	(16)

NOTE 5: DEVELOPMENT PROPERTIES

Development properties include commercial developments, primarily for office development and residential land under and held for development. A breakdown of development properties is as follows:

(Millions)	2004	2003

Commercial developments	$399	$349
Residential developments	317	335

Total	$716	$684

Commercial developments include commercial land, and rights and options which represent developable land and construction costs. Residential development land includes fully entitled lots and land in processing. The company capitalizes interest and administrative and development costs to both commercial and residential development properties. During 2004, the company capitalized construction and related costs of $26 million (2003 — $123 million) and $14 million (2003 — $44 million) of interest to its commercial development sites.

The company, through its subsidiaries, is contingently liable for obligations of its associates in its residential development land joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations with the balance shared among the participants in accordance with predetermined joint-venture arrangements.

NOTE 6: RECEIVABLES AND OTHER

The components of receivables and other assets are as follows:

(Millions)	2004	2003

Receivables and real estate mortgages	$435	$499
Prepaid expenses and other assets	246	212
Non-core real estate assets held for sale	4	6

Total	$685	$717

NOTE 7: MARKETABLE SECURITIES

Marketable securities are comprised of a portfolio of fixed-rate corporate bonds with a fair value approximately equal to its book value and an average yield of 2.6%. The portfolio matures over the period of 2005 to 2007.

NOTE 8: COMMERCIAL PROPERTY DEBT

Predominantly all of the commercial property mortgages are secured by individual properties without recourse to the company. Approximately 90% of the company’s commercial property debt is due after 2006.

	Weighted Average
	Interest Rate at	Principal Repayment					2010&	2004	2003
(Millions)	Dec. 31, 2004	2005	2006	2007	2008	2009	Beyond	Total	Total

Commercial property debt	6.5%	$277	$175	$632	$278	$193	$2,995	$4,550	$4,537

Commercial property debt includes $945 million (2003 — $1,104 million) repayable in Canadian dollars of C$1,134 million (2003 -C$1,435 million). The weighted average interest rate at December 31, 2004 was 6.5% (2003 — 6.6%).

The company’s bank credit facility is in the form of a three-year revolving facility totaling $150 million, of which $20 million was drawn at December 31, 2004. This facility has a floating interest rate of approximately 3.7%.

NOTE 9: ACCOUNTS PAYABLE AND OTHER LIABILITIES

The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	2004	2003

Accounts payable	$289	$241
Advances
Retractable preferred shares	167	154
Other	135	150

Total	$591	$545

The Class AAA Series E retractable preferred shares have a cumulative dividend rate of 70% of bank prime. The company also has a revolving five-year term facility with a shareholder which bears interest based on the prime rate. This revolving facility is convertible at either party’s option into a fixed-rate financing at 9.75% repayable in 2015. This facility was undrawn at December 31, 2004. Other advances are comprised mainly of debt attributable to the land development business of $135 million (2003 — $150 million) and are primarily recourse in nature to subsidiaries of the company. The weighted average interest rate on these advances as at December 31, 2004 was 4.2% (2003 — 4.4%). Advances totaling $107 million are due by the end of 2005, and the remaining balances are due prior to 2009.

NOTE 10: INCOME TAXES

Future income tax assets (liabilities) consist of the following:

(Millions)	2004	2003

Future income tax assets related to non-capital and capital losses	$472	$469
Future income tax liabilities related to differences in tax and book basis, net	(568)	(487)

Total	$(96)	$(18)

The future income tax assets (liabilities) relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $277 million (2003 — $235 million) that relate to non-capital losses which expire over the next ten years, and $45 million (2003 — $40 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $150 million (2003 — $194 million) that relate to net operating losses which expire over the next 16 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $400 million (2003 — $436 million) which also expire over the next 10 years.

Future income tax expense consists of the following:

(Millions)	2004	2003

Income tax expense at the Canadian federal and provincial income tax rate of 35% (2003 - 35%)	$133	$141
Increase (decrease) in income tax expense due to the following:
Higher income taxes in other jurisdictions	6	7
Minority shareholders’ interests in income tax expense	(4)	(2)
Changes in Canadian tax rates	—	(23)
Tax assets previously not recognized	(25)	(28)
Non-taxable portion of capital gains	(1)	(1)
Other	7	8

Total	$116	$102

NOTE 11: MINORITY INTERESTS OF OTHERS IN PROPERTIES

Minority interests of others in properties include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

	Equity
(Millions)	Ownership	2004	2003

Participation by other shareholders in properties through:
Common shares of BPO Properties	11.0%	$42	$72
Limited partnership units of Brookfield Financial Properties	0.6%	11	9

Total		$53	$81

NOTE 12: PREFERRED SHARES — SUBSIDIARIES AND CORPORATE

Subsidiaries and corporate preferred shares outstanding total $1,174 million (2003 — $1,001 million) as follows:

(a) Subsidiaries

The company’s subsidiaries have the following preferred shares outstanding:

	Shared	Preferred	Cumulative
(Millions except share information)	Outstanding	Shares Series	Dividend Rate	2004	2003

BPO Properties	1,805,489	Series G	70% of bank prime	$38	$35
	3,816,527	Series J	70% of bank prime	80	74
	300	Series K	30-day BA + 0.4%	124	115
	2,847,711	Series M	70% of bank prime	59	55
	800,000	Series N	30-day BA + 0.4%	17	15

				$318	$294
100%-owned subsidiaries				2	121

Total				$320	$415

The redemption terms of the preferred shares issued by BPO Properties are as follows:

(i) Series G preferred shares are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.

(ii) Series J and M preferred shares are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.

(iii) Series K preferred shares are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.

(iv) Series N preferred shares are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.

(b) Corporate

The company has the following preferred shares authorized and outstanding:

(Millions, except share information)			Cumulative
Authorized	Outstanding	Preferred Shares Series	Dividend Rate	2004	2003

6,312,000	6,312,000	Class A redeemable voting	7.50%	$11	$11
2,000,000	2,000,000	Class AA Series E	70% of bank prime	34	34
8,000,000	8,000,000	Class AAA Series F	6.00%	126	126
6,000,000	4,400,000	Class AAA Series G	5.25%	110	110
8,000,000	8,000,000	Class AAA Series H	5.75%	151	151
8,000,000	8,000,000	Class AAA Series I	5.20%	154	154
8,000,000	8,000,000	Class AAA Series J	5.00%	146	—
6,000,000	6,000,000	Class AAA Series K	5.20%	122	—

Total				$854	$586

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.

The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$2.50 per share, together with all accrued and unpaid cumulative dividends thereon.

The company may redeem outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.

During 2004, the company issued 8,000,000 Class AAA, Series J preferred shares and 6,000,000 Class AAA, Series K preferred shares for total proceeds of C$350 million.

During 2003, the company issued 4,400,000 Class AAA, Series G preferred shares, 8,000,000 Class AAA, Series H preferred shares, and 8,000,000 Class AAA, Series I preferred shares for total proceeds of $415 million. In June 2003, 4,000,000 Class AAA, Series C and D preferred shares were redeemed for $74 million.

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)

Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C $26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C $26.00	December 31, 2010	December 31, 2016

(1)	Subject to applicable law and rights of the corporation, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30,

2014; the Series K at a price of C$26,00 if redeemed during the 12-months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of $C25.00 if redeemed on or after December 31, 2015.

(2)	Subject to applicable law and rights of the corporation, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)	Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

NOTE 13: COMMON SHARES

The authorized common share capital consists of an unlimited number of common voting shares. The issued and outstanding common share capital consists of:

(Millions)	2004	2003

Common shares	$1,080	$1,084
Retained earnings, and cumulative translation adjustment	947	831

Total	$2,027	$1,915

Retained earnings and cumulative translation adjustment include a foreign currency cumulative translation adjustment of $80 million (2003 — $34 million) and $6 million (2003 — $8 million) from preferred share issue costs. The amount paid in excess of the book value of common shares purchased for cancellation was $29 million (2003 — $13 million).

(a) Common shares

During the years 2004 and 2003, common shares issued and outstanding changed as follows:

	2004	2003

Common shares outstanding, beginning of year	156,246,701	160,364,416
Addition of shares as a result of exercise of options	755,052	888,985
Deduction of shares as a result of repurchases made	(1,409,900)	(5,006,700)

Common shares outstanding, end of year	155,591,853	156,246,701

During 2004, the exercise of options issued under the company’s share option plan generated cash proceeds of $10 million (2003 - $ 8 million). During 2004, common shares of the company were acquired for cancellation pursuant to the normal course issuer bid at an average price of $30.54 per share (2003 — $21.10).

(b) Earnings per share

Net income per share and weighted average common shares outstanding are calculated as follows:

(Millions, except per share information)	2004	2003

Net income	$242	$279
Preferred share dividends	(41)	(20)

Net income available to common shareholders	$201	$259

Weighted average common shares outstanding — basic	155.9	157.4
Effect of unexercised options	1.2	1.2

Weighted average common shares outstanding — diluted	157.1	158.6

On February 9, 2005, the Board of Directors approved a three-for-two stock split. The stock split will be in the form of a stock dividend. Shareholders will receive one Brookfield common share for each two common shares held. The stock dividend will be payable on March 31, 2005 to shareholders of record at the close of business on March 15, 2005. The stock split will not change the economic value of the common shares issued and outstanding. Effectively, the number of common shares increases by one-half and the earnings per share decreases by one-third.

NOTE 14: STOCK-BASED COMPENSATION

Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.

During the first quarter of 2004, the company granted 975,000 stock options under the Share Option Plan with an exercise price of $29.42 per share, which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5-year term, 16.0% volatility, a weighted average dividend yield of 2% and an interest rate of 4.6%. The resulting fair value of $7 million (2003 - $5 million) is charged to expense over the vesting period of the options granted.

The following table sets out the number of options to purchase common shares which were issued and outstanding at December 31, 2004 under the company’s share option plan:

		Number	Weighted Average
Issue Date	Expiry Date	of Shares	Exercise Price

1998	2008	254,500	$13.66
1999	2009	29,300	9.94
2000	2010	309,925	12.08
2001	2011	492,237	17.65
2002	2012	608,587	18.97
2003	2013	495,439	19.96
2004	2014	938,591	30.02

Total		3,128,579	$21.04

The change in the number of options during 2004 and 2003 is as follows:

	2004		2003
	Number	Weighted Average	Number	Weighted Average
	of Options	Exercise Price	of Options	Exercise Price

Outstanding, beginning of year	3,242,240	$16.03	3,504,791	$12.99
Granted	975,000	29.42	1,000,000	18.38
Exercised	(755,052)	(13.21)	(888,985)	(8.44)
Cancelled	(333,609)	(19.70)	(373,566)	(17.05)

Outstanding, at end of year	3,128,579	$21.04	3,242,240	$16.03

Exercisable at end of year	1,580,724	$17.74	1,136,968	$13.42

A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of deferred share units (“DSUs”). The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect of vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.

Employee compensation expense related to the stock option and the Deferred Share Unit plans for the year ended December 31, 2004 was $5 million (2003 - $3 million).

NOTE 15: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS

(a) Revenue and gains

The components of revenue and gains are as follows:

(Millions)	2004	2003

Revenue from commercial property operations	$1,074	$976
Lease termination income	60	—

Total commercial property revenue	1,134	976
Revenue from development and residential operations	261	225

Revenue from commercial property, development and residential operations	1,395	1,201
Interest and other	47	62
Commercial property gains	—	100

Total	$1,442	$1,363

(b) Commercial property operations

The results of the company’s commercial property operations are as follows:

(Millions)	2004	2003

Commercial property operations	$1,074	$976
Expenses	(391)	(379)
Lease termination income and gains	60	100

Total	$743	$697

Due to the events of September 11, 2001 and the impact on the company’s properties in Lower Manhattan, commercial property income includes $7 million (2003 - $11 million) of business interruption insurance claims as a result of loss of revenue.

During 2004, rental revenues from Merrill Lynch accounted for 14% (2003 - 14%) of total revenue from commercial properties.

(c) Development and residential operations

Development and residential operations’ results for the year are as follows:

(Millions)	2004	2003

Revenue	$261	$225
Expenses	(219)	(194)

Total	$42	$31

NOTE 16: DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant accounting differences on the company’s balance sheet and statements of income, retained earnings and cashflow are quantified and described in the accompanying notes. Under both Canadian and US GAAP, non-GAAP measures and discussion are generally not included in the financial statements and notes thereto.

(a) Income statement differences

The incorporation of the significant differences in accounting principles in the company’s income statements for the years ended December 31, 2004 and 2003 under US GAAP would result in net income under US GAAP of $259 million (2003 — $254 million). The main differences between Canadian GAAP and US GAAP are summarized in the following table:

(Millions, except per share information)	2004	2003

Net income as reported under Canadian GAAP	$242	$279
Adjustments:
(i) (Decreased) increased commercial property income	(18)	9
(ii) Decreased (increased) commercial property depreciation	5	(60)
(iii) Increased commercial property lease termination income and gains	42	9
(iv) (Increased) decreased deferred income taxes	(12)	17

Net income under US GAAP	$259	$254

Net income per share
Basic	$1.40	$1.49
Diluted	$1.39	$1.48

Net income per share – after giving effect to stock dividend
Basic	$0.93	$0.99
Diluted	$0.92	$0.98

Other significant differences are outlined in each category between Canadian GAAP and US GAAP as follows:

(i)	(Decreased) Increased commercial property income

Prior to January 1, 2004, rental revenue was recognized under Canadian GAAP over the term of the lease as it becomes due where increases in rent are intended to offset the estimated effects of inflation. Effective January 1, 2004, rental revenue is recognized on a straight-line basis over the term of the lease. Under US GAAP, rental revenue has always been recognized on a straight-line basis. The net impact on the current year income of the company had the straight-line method always been used under Canadian GAAP would be a decrease in commercial property revenue by $18 million (2003 - increase by $9 million).

(ii)	Decreased (increased) commercial property depreciation

Prior to January 1, 2004, commercial properties were depreciated under Canadian GAAP using the sinking-fund method. Effective January 1, 2004, depreciation of rental properties is recorded using the straight-line method on a prospective basis. Under US GAAP, commercial properties have been depreciated on a straight-line basis from inception. As a result of the higher carrying value under Canadian GAAP at January 1, 2004, straight-line depreciation is higher under Canadian GAAP by $5 million for 2004. For 2003, straight-line depreciation under US GAAP was $60 million higher than sinking - fund depreciation under Canadian GAAP.

(iii)	Increased commercial property lease termination income and gains

Under US GAAP, the book values of commercial property assets differ from Canadian GAAP as a result of historical rental revenue recognition and commercial property depreciation methods, as explained in (i) and (ii). Further, termination of a previously existing lease at One World Financial Center in New York resulted in additional lease termination income under US GAAP. The net impact of these amounts would be an increase in commercial property lease termination income and gains of $42 million (2003 - $9 million).

(iv)	(Increased) decreased deferred income taxes

Income taxes are accounted for using the liability method under Canadian and US GAAP. For the year ended December 31, 2004, an increase of deferred income tax expense of $12 million (2003 - decrease of $17 million) would be recorded under US GAAP due to the tax effect of the stated differences between Canadian and US GAAP described above.

Under current Canadian and US GAAP, the impact of changes in income tax rates to the tax asset or liability account is reflected in the current year’s statement of income. Under Canadian GAAP, the impact of the change is reflected when the legislation affecting the tax rate change is substantively enacted, whereas the impact under US GAAP is reflected when legislation is enacted.

(b) Comprehensive income

Under US GAAP, the Financial Accounting Standards Board (“FASB”) issued SFAS 130 entitled “Reporting Comprehensive Income” requiring the reporting of comprehensive income. Comprehensive income, which incorporates net income, includes all changes in equity during the year, and accordingly, the change in the company’s cumulative translation adjustment is reflected in the company’s calculation of comprehensive income.

Differences arise from the application of the current rate method of currency translation under US GAAP to all periods presented pursuant to the adoption of the US dollar as the company’s reporting currency, and from other differences between Canadian and US GAAP as described above under “Income statement differences.”

Comprehensive income using Canadian GAAP amounts is as follows:

(Millions)	2004	2003

Net income under Canadian GAAP	$242	$279
Foreign currency translation adjustment under Canadian GAAP	46	70

Comprehensive income using Canadian GAAP amounts	$288	$349

Comprehensive income using US GAAP amounts is as follows:

(Millions)	2004	2003

Net income under US GAAP	$259	$254
Foreign currency translation adjustment under US GAAP	71	54

Comprehensive income using US GAAP amounts	$330	$308

(c) Balance sheet differences

There are differences in the treatment of balance sheet items between Canadian GAAP and US GAAP. The incorporation of the significant differences in accounting principles in the company’s financial statements as at December 31, 2004 and 2003 would result in the following balance sheet presentation under US GAAP:

(Millions)	2004	2003

Assets
Commercial properties	$6,277	$5,877
Development properties	716	684
Receivables and other	777	824
Deferred income taxes	6	116
Marketable securities	285	267
Cash and cash equivalents	112	132

Total assets under US GAAP	$8,173	$7,900

Liabilities and shareholders’ equity
Commercial property debt	$4,550	$4,537
Accounts payable and other liabilities	558	545
Minority interests of others in properties	58	86
Preferred shares
Subsidiaries	320	415
Corporate	865	598
Common shares	1,822	1,719

Total liabilities and shareholders’ equity under US GAAP	$8,173	$7,900

Significant differences between Canadian GAAP and US GAAP are as follows:

Commercial properties

There are two principal differences between Canadian GAAP and US GAAP affecting the carrying value of commercial properties. The first difference relates to historical differences in the method of depreciation to be applied to depreciable assets as described in Note 16(a)(ii). At December 31, 2004, this would result in a cumulative adjustment of $416 million (2003 — $420 million). The second difference relates to the method of accounting for joint ventures and partnerships. Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the company’s ownership interest. Under US GAAP, the equity method of accounting is applied. In circumstances where a joint venture is an operating entity and the significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, US regulations do not require adjustment to equity account the joint ventures. The presentation of the company’s joint ventures does not require adjustment to the equity method.

(Millions)	2004	2003

Commercial properties under Canadian GAAP	$6,693	$6,297
Additional accumulated depreciation under US GAAP	(416)	(420)

Commercial properties under US GAAP	$6,277	$5,877

Receivables and other

The principal difference in the accounting for receivables and other under US GAAP is the inclusion of a straight-line rent receivable of $92 million (2003 — $107 million) had the company always straight-lined its revenue.

(Millions)	2004	2003

Receivables and other under Canadian GAAP	$685	$717
Straight-line rent receivable	92	107

Receivables and other under US GAAP	$777	$824

Deferred income taxes

Under US GAAP, the company has a deferred tax asset of $6 million (2003 — $116 million). The offsetting balance created by this adjustment decreases future income tax liability under Canadian GAAP by $96 million (2003 — $18 million), decreases cumulative translation adjustment by $25 million (2003 — $5 million) and increases shareholders’ equity by $127 million (2003 — $139 million).

The deferred income tax asset under US GAAP is as follows:

(Millions)	2004	2003

Tax assets related to net operating and capital losses	$612	$609
Tax liabilities related to differences in tax and book basis	(458)	(333)
Valuation allowance	(148)	(160)

Deferred income tax asset under US GAAP	$6	$116

Accounts payable and other liabilities

The principal difference under US GAAP relates to deferred income relating to a lease transaction at One World Financial Center in New York. The accounts payable and other liabilities under US GAAP is as follows:

(Millions)	2004	2003

Accounts payable and other liabilities under Canadian GAAP	$591	$545
Deferred income	(33)	—

Accounts payable and other liabilities under US GAAP	$558	$545

Common shareholders’ equity

The cumulative impact of US GAAP adjustments to common shareholders’ equity is as follows:

(Millions)	2004	2003

Common shareholders’ equity under Canadian GAAP	$2,027	$1,915
Adjustment to accumulated depreciation under US GAAP	(416)	(420)
Adjustment to accounts payable and other liabilities under US GAAP	33	—
Adjustment to deferred income tax asset under US GAAP	102	134
Rental revenue adjustments under US GAAP	92	107
Foreign currency translation adjustments, net	(16)	(17)

Common shareholders’ equity under US GAAP	$1,822	$1,719

The components of common shareholders’ equity under US GAAP, after the adjustments in the previous table, are as follows:

(Millions)	2004	2003

Common shares	$1,173	$1,177
Additional paid-in capital, net*	871	825
Cumulative translation adjustment	(29)	(100)
Cumulative adjustments to net income and retained earnings	(193)	(183)

Common shareholders’ equity under US GAAP	$1,822	$1,719

*	Net of retained earnings of $607 million (2003 — $526 million)

Joint ventures

The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures reflected in the company’s balance sheet for US GAAP purposes:

(Millions)	2004	2003

Assets	$1,866	$1,865
Liabilities	1,254	1,267
Operating revenue	306	258
Operating expenses	130	109
Net income	81	74
Cashflows provided from operating activities	116	116
Cashflows provided from investing activities	—	21
Cashflows provided from (used in) financing activities	25	(16)

(d) Change in accounting policies

In April 2003, FASB issued SFAS 149, “Amendment of SFAS 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying, and amends certain other existing pronouncements. The adoption of SFAS 149 by the company has not had a material impact on the results of operations or financial condition.

In May 2003, FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) whereas many of those instruments were previously classified as equity. Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement 6, “Elements of Financial Statements.” The remaining provisions of this statement are consistent with the proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. The adoption of SFAS 150 by the company has not had a material impact on the consolidated financial statements.

In December 2003, the FASB issued revised Interpretation 46 (“FIN 46R”), “Consolidation of Variable Interest Entities” (VIEs), an Interpretation of Accounting Research Bulletin 51, “Consolidated Financial Statements,” and replaces the previous version of FASB Interpretation 46 issued in January, 2003 (“FIN 46”). This interpretation is to be applied immediately to VIEs created after January 31, 2003. A company that holds a variable interest in a VIE it acquired before February 1, 2003 shall apply the provision of this interpretation no later than the first fiscal year or interim period ending after March 15, 2004 unless those entities are considered to be special purpose entities in which the application is to be no later than the end of the first reporting period that ends after December 15, 2003. This interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The decision whether to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity, and the right to receive the expected residual returns. The entity with the majority of the expected losses or expected residual return is considered to be primary beneficiary of the entity and is required to consolidate such entity. FIN 46R was effective for the company on June 30, 2004. The adoption of FIN 46R has not had a material impact on the company’s financial statements.

(e) Future accounting policy changes

In December 2004, the FASB issued SFAS 123R, “Share-Based Payment” (“SFAS 123R”), which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS 123R focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.

SFAS 123R eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award. The standard also requires the company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur. The company is assessing the requirements of the standard and believes that its adoption will not have a significant impact.

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-Monetary Assets” (“SFAS 153”), an amendment of APB 29. This standard amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The standard specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This standard is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this standard is issued. Retroactive application is not permitted. The company is assessing the requirements of this standard and believes that its adoption will not have a significant impact.

On March 21, 2004, the FASB ratified the consensus reached by the EITF on EITF 03-6. This EITF requires the calculation of earnings per share to be changed to measure the impact of certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity, provided such entitlement is non-discretionary and objectively determinable. EITF 03-6 is effective for the first interim or annual reporting period that begins after March 31, 2004, and requires retroactive adjustment to earnings per share presented for prior periods. The company is assessing the impact that EITF 03-6 will have on its 2005 consolidated financial statements, if any.

NOTE 17: GUARANTEES, CONTINGENCIES AND OTHER

(a) In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements and underwriting and agency agreements. In particular, the company provided income guarantees to the co-owners in connection with the sale of certain properties in prior years. These guarantees are based on a specified level of contractual occupancy until July 2007 and a specified rate of return until July 2005. Based on estimated levels of contractual occupancy and rate of return, the company has provided for potential payments of $2 million at the time of sale.

The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.

Brookfield does not conduct its operations, other than equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.

(b) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. In the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial statements of the company.

(c) On September 11, 2001, Brookfield owned eight million square feet of space in four office towers surrounding the World Trade Center site - One Liberty Plaza and One, Two and Four World Financial Center. The physical damage sustained by these properties was mainly cosmetic as a result of the attack on and subsequent collapse of the World Trade Center and consisted primarily of replacement of broken windows and some repair to the granite façade on the World Financial Center. While there was no structural damage to these four office towers, the glass-enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center was fully restored and re-opened in September 2002.

To date, approximately $230 million has been received for property and business interruption claims relating to One Liberty Plaza, One World Financial Center, the Winter Garden and common areas of the World Financial Center. Two and Four World Financial Center are covered by insurance in place under the triple-net leases with Merrill Lynch. Brookfield’s insurance claim adjustment process is on-going due to the complexity of the issues involved. However, Brookfield anticipates recovery of all material amounts relating to the restoration and business interruption costs of its properties.

One Liberty Plaza and Four World Financial Center reopened in October 2001 and One and Two World Financial Center reopened in the first quarter of 2002. No material lease cancellations in the New York portfolio occurred as a result of the events of September 11.

Brookfield has insurance covering certain acts of terrorism for up to $600 million of damage and business interruption costs. Brookfield continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company. Brookfield believes it is in compliance with all of its loan covenants, despite not being able to acquire terrorism coverage for the full replacement cost of all of the company’s properties.

NOTE 18: OTHER INFORMATION

(a) At December 31, 2004, the company had foreign exchange contracts to sell a notional amount of C$711 million at a weighted average exchange rate of C$1.00 = US$0.76, maturing in January 2005, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at December 31, 2004 was a loss of $52 million which is reflected in the cumulative translation adjustment account. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$310 million at a weighted average exchange rate of US$1.00 = C$1.33, maturing in January 2005, which have not been designated as hedges for financial reporting purposes. The aggregate fair value of these contracts at December 31, 2004 was a gain of $30 million.

(b) As at December 31, 2004, Brookfield had approximately $216 million (December 31, 2003 - $562 million) of indebtedness outstanding to Brascan Corporation and its affiliates. During the first quarter of 2004, the company, based on an agreement signed in 1997, purchased the land lease on one of its Canadian properties for an amount equal to its carrying value of $80 million from Brascan Corporation.

(c) Generally accepted accounting principles require that, where practical, estimates be made with respect to the fair value of both on and off balance sheet financial instruments. The financial assets of the company are generally short-term floating rate loans receivable of a trade nature. At December 31, 2004, the fair value of loans receivable exceeded their book value by $1 million (2003 -$1 million). The fair value of mortgages and loans payable is determined by references to current market rates for debt with similar terms and risks. As at December 31, 2004, the fair value of advances, commercial property debt and other loans payable exceeds the book value of these obligations by $196 million (2003 - $178 million).

(d) Supplemental cashflow information

Years ended December 31 (Millions)	2004	2003

Investing activities
Acquisitions of real estate	$(359)	$(172)
Mortgages assumed by purchasers	152	—

	$(207)	$(172)

Dispositions of real estate	$99	$469
Mortgages assumed by purchasers	(36)	(247)

	$63	$222

Cash taxes paid were $7 million (2003 - $10 million). Cash interest paid totaled $278 million (2003 - $308 million).

(e) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of the parent or other subsidiaries, respectively.

NOTE 19: SEGMENTED INFORMATION

The company and its subsidiaries operate in the U.S. and Canada within the commercial property business and the residential land development business. The following summary presents segmented financial information for the company’s principal areas of business by industry and geographic location:

	United States		Canada		Total
(Millions)	2004	2003	2004	2003	2004	2003

Assets
Commercial properties	$5,093	$4,842	$1,600	$1,455	$6,693	$6,297
Development properties	326	373	390	311	716	684
Receivables and other	355	334	330	383	685	717
Marketable securities	285	267	—	—	285	267
Cash and cash equivalents	49	101	63	31	112	132

	$6,108	$5,917	$2,383	$2,180	$8,491	$8,097

	United States		Canada		Total
(Millions)	2004	2003	2004	2003	2004	2003

Commercial property operations
Rental revenues	$773	$678	$301	$298	$1,074	$976
Lease termination income and gains	60	97	—	3	60	100
Expenses	262	244	129	135	391	379

	571	531	172	166	743	697

Land and housing
Revenues	19	30	242	195	261	225
Expenses	16	27	203	167	219	194

	3	3	39	28	42	31

Other revenues	14	25	33	37	47	62

Net operating income	588	559	244	231	832	790
Interest expense	215	212	55	53	270	265
Administrative and development	20	20	21	24	41	44
Minority interests of others in properties	4	2	16	19	20	21

Income before undernoted	349	325	152	135	501	460
Depreciation and amortization	102	40	41	39	143	79

Income before unallocated costs	247	285	111	96	358	381
Taxes and other non-cash items					116	102

Net income					$242	$279

Acquisitions of real estate, net	$124	$172	$83	$—	$207	$172
Dispositions of real estate, net	(31)	(199)	(32)	(23)	(63)	(222)
Commercial property tenant improvements	69	13	13	13	82	26
Development and redevelopment investments	51	167	4	7	55	174
Capital expenditures	13	7	13	9	26	16

Selected Financial Information

December 31 (US Millions, except per share information)	2004	2003		2002	2001	2000

Financial results (1)
Commercial property net operating income	$743	$697		$660	$672	$611
Funds from operations and gains - continuing operations	501	460		374	334	268
Net income from continuing operations	242	279		236	202	140
Total assets	8,491	8,097		7,450	7,419	8,123
Capital base	3,254	2,997		2,433	2,353	2,390

Per diluted common share(1)
Common shares outstanding	155.6	156.2		160.4	161.7	158.7
Fully diluted shares outstanding	158.7	159.6		163.9	165.1	167.4
Funds from operations and gains	$2.93	$2.78		$2.18	$1.92	$1.56
Funds from operations excluding straight line rent, lease termination income and gains	2.41	2.15		1.87	1.63	1.45
Net income	1.28	1.63		1.34	1.12	0.76
Dividends paid	0.62	2.50	(2)	0.40	0.33	0.25
Shareholders’ equity - book value	13.19	12.31		11.07	10.27	10.06
Common share price at year end	37.40	28.70		18.20	15.45	16.35

Operating data - Commercial properties
Number of properties	46	48		50	50	60
Rentable area (millions of sq. ft.)	46	46		46	45	46
Effective interest (millions of sq. ft.)	35	36		35	37	41
Average occupancy (%)	95.2	94.1		95.5	97.3	97.0

Property management
Area managed (sq. ft.)	150	140		130	120	120

(1)	Excludes the assets, liabilities and results of operations of Brookfield Homes Corporation

(2)	Includes the distribution of Brookfield Homes Corporation valued at $2.00 per common share